UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 6

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company (Issuer))

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,245,672,600.50	$125,308.53

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 67,035,003 shares of common stock, par value $0.0001 per share, of Data Domain, Inc., consisting of: (a) 61,539,064 shares of common stock issued and outstanding and (b) 5,495,939 shares of common stock issuable on or before expiration of the offer upon the exercise of vested stock options, and (ii) the tender offer price of $33.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 112,216.60	Filing Party:	Envoy Merger Corporation and EMC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

23767P109

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 2, 2009, as amended on June 3, 2009, June 9, 2009, June 15, 2009, June 17, 2009 and June 26, 2009 (the “Schedule TO”) by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC, relating to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”), at a price of $33.50 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 and annexed to and filed as Exhibit (a)(1)(i) to the Schedule TO, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 6. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1 through 9, and Item 11.

The price per share to be paid pursuant to the Offer has been increased from $30.00 net per Share in cash to $33.50 net per Share in cash. Accordingly, the Expiration Date of the Offer has been extended until 12:00 midnight, New York City time on July 17, 2009. The full text of the press release issued by EMC on July 6, 2009 announcing the increased Offer price is filed herewith as Exhibit (a)(1)(xvi).

All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to the offer price of “$30.00” per Share are hereby amended and restated to refer to “$33.50” per Share.

On July 2, 2009, the Federal Trade Commission granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Antitrust Condition set forth in the proposed EMC Merger Agreement delivered to Data Domain on June 1, 2009 would have been satisfied. The proposed EMC Merger Agreement delivered to Data Domain on July 6, 2009 does not contain the Antitrust Condition or any reference thereto.

All references in the Offer to Purchase to the Antitrust Condition are hereby deleted. The Offer is no longer conditioned on any waiting period under the HSR Act or any similar waiting periods under any applicable foreign statutes or regulations having expired or been terminated.

The Offer to Purchase is further amended as follows:

The references to “$1.8 billion” in (a) the response to the fourth question “Do you have the financial resources to pay for the shares?” in the “Summary Term Sheet” of the Offer to Purchase and (b) the first paragraph of Section 10 — “Source and Amount of Funds” of the Offer to Purchase are hereby amended and restated to refer to “$2.1 billion”.

The following are hereby inserted as new questions and answers after the first paragraph in the “Summary Term Sheet” of the Offer to Purchase and before the first question, “Who is offering to buy my shares?”:

“Why are the Offer to Purchase and the Letter of Transmittal being amended?

We are amending our offer to buy your shares of Data Domain to increase the offer price from $30.00 per share in cash to $33.50 per share in cash. We have amended the Offer to Purchase and the Letter of Transmittal to reflect the increased offer price.

“If I already tendered my shares in the original offer, do I have to do anything now?

No. Shares previously tendered pursuant to the original Offer to Purchase and the Letter of Transmittal and not validly withdrawn constitute valid tenders for purposes of the offer as amended. Stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the increased offer price if shares are accepted for payment and paid for by us pursuant to the offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See ‘Introduction’ and The Offer – Section 3 – ‘Procedure for Tendering Shares’.”

The response to the question “What is the market value of my shares as of a recent date?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“On June 1, 2009, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Data Domain common stock reported on the NASDAQ Global Select Market was $26.35 per share. On July 2, 2009, the last full trading day before the announcement of our amended offer, the last reported sales price of Data Domain common stock reported on the NASDAQ Global Select Market was $33.21 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.”

The following is hereby inserted (a) after the third paragraph and before the fourth paragraph in “Introduction” of the Offer to Purchase and (b) after the first paragraph in Section 3 – “Procedure for Tendering Shares” – “Valid Tender of Shares” of the Offer to Purchase:

“Although the Letter of Transmittal refers to the original Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer, as amended, and will receive the offer price of $33.50 per Share if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

“Shares previously tendered pursuant to the original Offer to Purchase and the Letter of Transmittal and not validly withdrawn constitute valid tenders for purposes of the Offer, as amended. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $33.50 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See The Offer – Section 3 – ‘Procedure for Tendering Shares’.”

The following sentence is inserted at the end of the fourth paragraph in Section 4 – “Withdrawal Rights” of the Offer to Purchase:

“However, the Antitrust Condition set forth in the Offer to Purchase as filed on June 2, 2009 was satisfied when, on July 2, 2009, the Federal Trade Commission granted early termination of the waiting period applicable to the Offer under the HSR Act. The Offer is no longer conditioned on any waiting period under the HSR Act or any similar waiting periods under any applicable foreign statutes or regulations having expired or been terminated.”

The final line in the table in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Second Quarter	$34.35	$12.18
“Third Quarter (through July 2, 2009)	$33.59	$32.85”

The third paragraph in Section 6 – “Price Range of Shares; Dividends” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“On June 1, 2009, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Data Domain common stock reported on the NASDAQ Global Select Market was $26.35 per share. On July 2, 2009, the last full trading day before the announcement of our amended offer, the last reported sales price of Data Domain common stock reported on The NASDAQ Global Select Market was $33.21 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.”

The following is hereby inserted after the final paragraph in “Background of the Offer” and before “The EMC Merger Agreement”, in Section 11 –“Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase:

“On July 2, 2009, the Federal Trade Commission granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the Antitrust Condition set forth in the Offer to Purchase as filed on June 2, 2009 was satisfied.

“On July 6, 2009, EMC and Purchaser announced that Purchaser had raised the Offer price to $33.50 per Share and extended the Expiration Date of the Offer until 12:00 midnight, New York City time, on July 17, 2009. A copy of EMC’s press release announcing such revised Offer price and Expiration Date is filed as an exhibit to Amendment No. 6 of the Tender Offer Statement on Schedule TO filed by EMC and Purchaser with the SEC on July 6, 2009 and is incorporated herein by reference. Immediately preceding EMC’s announcement that it had raised the price being offered for Shares in the Offer, Mr. Tucci delivered, along with a revised EMC Merger Agreement, signed by EMC and Purchaser, reflecting the increased Offer price, the elimination of all deal protection provisions that could impede the maximization of stockholder value, including the no solicitation section and the break up fee obligation, the following letter addressed to Mr. Aneel Bhusri, Chairman of the Data Domain Board of Directors:

July 6, 2009

Mr. Aneel Bhusri

Chairman of the Board of Directors

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Aneel:

On behalf of EMC, I am pleased to submit to you and your Board of Directors this revised proposal to acquire all outstanding Data Domain common stock for $33.50 per share in cash. This price represents a substantial premium to the cash and stock proposal of NetApp and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of Directors of EMC has unanimously approved this proposal.

As with our prior proposal, EMC’s revised proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction. In addition, we have received all necessary regulatory approvals. We are amending our currently outstanding tender offer to acquire all of the outstanding shares of Data Domain to reflect our higher price.

We enclose a revised definitive agreement that has been executed on behalf of EMC and which reflects our new $33.50 per share, all cash offer. This agreement is substantially identical to the NetApp proposal except as to the fact that the EMC offer:

•	Is materially higher in price;

•	Reflects our faster two-step structure, which will enable you to close almost a month faster than under the NetApp proposal; and,

•	Very importantly, eliminates all deal protection provisions that could further impede the maximization of stockholder value, including the no solicitation section and the break-up fee obligation.

This last point is very significant to you and your stockholders. Data Domain does not have any justification for continuing deal protection provisions for NetApp or any other party given our willingness to proceed without them. It was questionable agreeing to deal protections in your initial agreement with NetApp, when you knew of our interest in acquiring the company. There is no basis for continuing with them now.

We strongly believe that the Data Domain Board of Directors should pledge to eliminate all deal protection provisions that could further impede maximizing stockholder value. Such a commitment would be the proper exercise of the Board’s fiduciary duties to secure a transaction in the best interests of Data Domain stockholders, particularly in light of the EMC proposal described in this letter.

With the early termination last week of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 concluding all regulatory conditions to this transaction, EMC could be in a position to close this transaction and deliver cash to your stockholders in as little as two weeks.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all cash offer, EMC’s proposal offers greater certainty of value.

•

EMC’s definitive agreement does not contain deal protection provisions that could further impede the maximization of stockholder value – including any termination fee – and is more favorable to the stockholders of Data Domain.

•	EMC’s transaction offers a faster time to close of almost a month.

We continue to believe that a business combination with EMC will deliver substantial and superior benefits to your company’s stockholders, customers, employees and partners. Since June 1st, when we submitted to you our prior proposal, we have received wholehearted support from many of your stockholders and customers validating our confidence in these benefits.

We encourage you to accept the merits of our proposal and look forward to your execution of the definitive agreement enclosed.

Very truly yours,

/s/ Joseph M. Tucci
Joseph M. Tucci Chairman, President and Chief Executive Officer EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

(Subject to automatic modification to the extent that NetApp and Data Domain, or a court, take action to eliminate or limit any of the provisions of the amended Data Domain/NetApp merger agreement with which the process below is designed to comply)

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $33.50 per share in cash.

•

This definitive merger agreement is substantially identical to the amended Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders and for the elimination of the no solicitation, break-up fee and other deal protection provisions.

•

EMC’s merger agreement is subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

•

EMC’s delivery of the definitive merger agreement shall be automatically rescinded in the event that the definitive merger agreement has not been executed on behalf of Data Domain and delivered to EMC prior to the expiration of the tender offer.”

“In support of its Offer, on July 6, 2009, EMC and Purchaser filed a preliminary proxy statement with the SEC with respect to soliciting votes against the adoption of the proposed NetApp Merger Agreement and approval of the transactions contemplated thereby.”

The first paragraph in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“It is a condition to the Offer that Data Domain enter into a merger agreement with EMC and Purchaser. In connection with this Offer and EMC’s proposed acquisition of Data Domain, EMC delivered to Data Domain, together with the June 1, 2009 letter to Mr. Slootman, a form of Agreement and Plan of Merger that EMC was prepared to sign. In connection with increasing the Offer price, EMC delivered to Data Domain, together with the July 6, 2009 letter to Mr. Bhusri, a revised form of such agreement, signed by EMC and Purchaser, reflecting the increased Offer price and the elimination of all deal protection provisions that could impede the maximization of stockholder value, including the no solicitation section and the break up fee obligation (as revised, the ‘EMC Merger Agreement’).”

The third paragraph in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The EMC Merger Agreement is substantially similar to the NetApp Merger Agreement except that (i) the price offered by EMC is superior, (ii) it eliminates all deal protection provisions that could impede the maximization of stockholder value, including the no solicitation provisions and the break up fee obligation contained in the NetApp Merger Agreement and (iii) it provides for EMC’s acquisition of Data Domain to be effected by consummation of the Offer followed by the merger of Data Domain and Purchaser. The EMC Merger Agreement provides that following the satisfaction or waiver of the conditions described below under ‘Conditions to the Merger’, Purchaser will be merged with and into Data Domain (the ‘Merger’), and each then-outstanding Share (other than Shares owned directly by EMC, Purchaser or Data Domain in treasury, or the Shares that are held by stockholders, in each case, if any, who are entitled to and who properly exercise appraisal rights under Delaware Law) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest thereon.”

The section entitled “Termination of the EMC Merger Agreement” in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Termination of the EMC Merger Agreement. The EMC Merger Agreement would be able to be terminated at any time prior to the Effective Time, whether before or after adoption of the EMC Merger Agreement by the stockholders of Data Domain:

(a) by mutual written consent of EMC and Data Domain;

(b) by either EMC or Data Domain if:

(i) the date Purchaser first purchases the Shares pursuant to the Offer (the ‘Purchase Time’) has not occurred prior to 11:59 p.m. (California time) on the Termination Date; provided, however, that, if the conditions to the Offer set forth in clauses (i) or (ii) of Section 14 – ‘Conditions of the Offer’ prior to the Expiration Date, but all other conditions would be satisfied if the Purchase Time were to occur on such date, then the Termination Date shall be extended to March 30, 2010, provided, however that the right to terminate the EMC Merger

Agreement pursuant to this paragraph (b)(i) would not be available to any party whose action or failure to take any action has been the cause of, or resulted in, any of the conditions to the Merger having failed to be satisfied on or before the Termination Date;

(ii) at any time prior to the Purchase Time, any Governmental Authority of competent jurisdiction (A) shall have enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect at the time of such termination and renders the Merger illegal in the United States or any state thereof, or (B) shall have issued or granted any final, non-appealable Order (as would be defined in the EMC Merger Agreement) that is in effect and has the effect of making the consummation of the Merger illegal in the United States or any state thereof, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or any state thereof; or

(iii) the Offer shall have expired in accordance with its terms without the Purchase Time having occurred;

(c) by Data Domain, provided that Data Domain is not then in material breach of any covenant or agreement of Data Domain in the EMC Merger Agreement and prior to the Purchase Time, if EMC has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the EMC Merger Agreement and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to EMC of such breach;

(d) by EMC, provided that EMC is not then in material breach of any covenant or agreement of EMC in the EMC Merger Agreement and prior to the Purchase Time, if Data Domain has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in the EMC Merger Agreement causing a condition to the Offer not to be satisfied and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Data Domain of such breach;

(e) by EMC, prior to the Purchase Time, in the event that:

(i) the Data Domain Board or any committee thereof shall have effected a change in recommendation, for any reason, with respect to the EMC Merger Agreement;

(ii) Data Domain fails to include the Data Domain Board’s recommendation of the EMC Merger Agreement in the Solicitation/Recommendation filed on Data Domain’s Schedule 14d-9 or any amendment thereto;

(iii) a tender or exchange offer is commenced by a third party, and Data Domain fails to issue, within 10 days, a public statement reaffirming the Data Domain Board’s recommendation of the EMC Merger Agreement and recommending that stockholders reject the tender or exchange offer, or after 10 days, issues a press release that fails to reaffirm the Data Domain Board’s recommendation of the EMC Merger Agreement and recommends that stockholders reject the tender or exchange offer; or

(v) Data Domain fails to issue a public statement reaffirming the Data Domain Board’s recommendation of the EMC Merger Agreement within 10 days of EMC’s request in writing that such recommendation be reaffirmed;

(f) by Data Domain, prior to the Purchase Time, if all of the following occur:

(i) Data Domain receives an Acquisition Proposal (as that term is defined below) in writing and the Data Domain Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal (as that term is defined below);

(ii) the Data Domain Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate the EMC Merger Agreement is reasonably likely to be a breach of its fiduciary duties to Data Domain stockholders under Delaware Law;

(iii) the Data Domain Board gives EMC prompt written notice of the identity of the person making such Superior Proposal and all of its material terms and conditions; and

(vi) concurrently with the termination of the EMC Merger Agreement, Data Domain enters into a definitive agreement for the Superior Proposal.

“The EMC Merger Agreement defines the term ‘Acquisition Proposal’ as any indication of interest, offer or proposal relating to an Acquisition Transaction from any person other than parent or any of its affiliates.

“The EMC Merger Agreement defines the term ‘Acquisition Transaction’ as any transaction or series of related transactions (other than a transaction with EMC or any of its affiliates) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) from Data Domain of 15% or more of the total outstanding equity interests in or voting securities of Data Domain, or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding equity interests in or voting securities of Data Domain; (ii) any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more direct or indirect subsidiaries of Data Domain, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve-month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole, pursuant to which the stockholders of Data Domain (as a group) or such Subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction; (iv) any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of Data Domain or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the twelve month period ending on the last day of Data Domain’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Data Domain and its subsidiaries, taken as a whole; or (v) any combination of the foregoing transactions that results in one of the effects referenced in clause (i) or (ii) above.

“The EMC Merger Agreement defines the term ‘Superior Proposal’ as any offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of the outstanding voting securities of Data Domain which the Data Domain Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable to Data Domain’s stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by the EMC Merger Agreement, in each case taking into consideration, in addition to any other factors determined by the Data Domain Board to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on Data Domain, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the Data Domain Board, and (v) any proposal made by EMC in connection therewith or response thereto.”

The section entitled “Takeover Proposals” in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety.

The section entitled “Fees and Expenses; Termination Fee” in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the EMC Merger Agreement would be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The EMC Merger Agreement does not contain a termination fee.

“The EMC Merger Agreement would also provide that if the Offer shall have expired in accordance with its terms without the Purchase Time having occurred and at the time of the expiration of the Offer the Minimum Tender Condition had not been satisfied, Data Domain would pay to EMC all of EMC’s out-of-pocket fees and expenses (including legal and other third party advisors fees and expenses) incurred by EMC and its affiliates on or prior to the valid termination of the EMC Merger Agreement in connection with the transactions contemplated by the EMC Merger Agreement, but in no event more than $3,000,000.”

The first paragraph of the section entitled “Reasonable Best Efforts” in “The EMC Merger Agreement” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the EMC Merger Agreement, each of the parties would agree to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the EMC Merger Agreement, including: (a) using its reasonable best efforts to cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled; (b) using its reasonable best efforts to obtain all necessary or appropriate consents, approvals or waivers from third parties and to provide all necessary notices; (c) making all necessary registrations, declarations and filings with Governmental Authorities in connection with the EMC Merger Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities in contention with the EMC Merger Agreement and the consummation of the transactions contemplated thereby; (d) executing and delivering any additional mutually acceptable instruments mutually deemed necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the EMC Merger Agreement; and (e) assisting the other parties with respect to the matters referenced in clauses (c) and (d) of this paragraph.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(1)(xvi) Text of press release issued by EMC dated July 6, 2009”

“(a)(1)(xvii) Preliminary Proxy Statement on Schedule 14A of EMC and Purchaser (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by EMC and Purchaser with the Securities and Exchange Commission on July 6, 2009)”

“(d)(1)(ii) Proposed Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain delivered to Data Domain on July 6, 2009”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2009

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

ENVOY MERGER CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 2, 2009 *

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009 *

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009) *

(a)(1)(ix)	Transcript of conference call held on June 1, 2009 *

(a)(1)(x)	Text of press release issued by EMC dated June 3, 2009 *

(a)(1)(xi)	Open letter to Data Domain employees, as published on June 9, 2009 *

(a)(1)(xii)	Text of press release issued by EMC dated June 15, 2009 *

(a)(1)(xiv)	Text of press release issued by EMC dated June 17, 2009 *

(a)(1)(xv)	Text of press release issued by EMC dated June 26, 2009 *

(a)(1)(xvi)	Text of press release issued by EMC dated July 6, 2009

(a)(1)(xvii)	Preliminary Proxy Statement on Schedule 14A of EMC and Purchaser (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by EMC and Purchaser with the Securities and Exchange Commission on July 6, 2009) *

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009) *

(d)(1)(ii)	Proposed Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain delivered to Data Domain on July 6, 2009

(g)	Not applicable

(h)	Not applicable

*	Previously filed